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06050262

BB 11/01

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRU GLOBAL SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2005

SEC.I.D. No. 8-66040
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Pru Global Securities, LLC

Table of Contents
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Pru Global Securities, LLC

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Pru Global Securities, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 2 to the financial statement, it has extensive transactions and relationships with a member of the group. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2006

Pru Global Securities, LLC

Statement of Financial Condition
December 31, 2005 (In thousands)

Assets	
Cash	$ 4,190
Securities borrowed	12,792
Financial instruments owned, at fair value	15,870
Financial instruments owned, at fair value held with clearing broker	503
Receivable from brokers and clearing organizations	2,203
Other assets	94
Total assets	$35,652
Liabilities and Member's Equity	
Liabilities	
Securities loaned	$21,972
Payable to brokers and clearing organizations	3,451
Securities sold, not yet purchased, at fair value	367
Due to affiliate	273
Accrued expenses and other liabilities	53
Total liabilities	26,116
Member's Equity	9,536
Total liabilities and member's equity	$35,652

The accompanying notes are an integral part of this financial statement.

(In thousands, except where noted)

1. Summary of Significant Accounting Policies

Pru Global Securities, LLC (the "Company") is a limited liability company under the laws of Delaware. The date of inception of the Company was December 19, 2003, with operations commencing January 1, 2004. The Company is a wholly owned subsidiary of PFDS Holdings, LLC (the "Parent"), which is a wholly owned subsidiary of Prudential Securities Group, Inc. ("PSGI"), which is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company was formed to engage in a general securities business as an introducing broker, clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for the collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Proprietary securities transactions are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

In October 2005, the Company received approval from the NASD to self clear its proprietary transactions. Non-proprietary transactions are still cleared by its clearing broker. The Company has initiated proprietary arbitrage trading strategies involving equity securities, hedged by either single-stock futures, exchange traded options, swaps, OTC options, or combinations thereof. The Company's financial instruments owned and sold, not yet purchased, at fair value based on quoted market prices or dealer quotes where those are available and considered reliable, are as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 504	
U.S. corporate stocks	12,190	
Money market funds	2,112	
Options on corporate stocks	1,567	$ 367
	$16,373	$ 367

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

Securities borrowing and lending transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or

collateral posted, respectively, as required. As of December 31, 2005, the fair value of securities borrowed by the Company was $12,384, which the Company is permitted by contract or custom to sell or repledge. The fair value of these securities that had been sold or repledged was $12,384. The fair value of securities loaned was $21,134. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements. Interest income is accrued based on rates associated with the related borrows and loans.

The Company maintains its cash account with a large U.S. bank.

The preparation of this financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

2. Related Parties

Under a Support Services, Space Sharing and Expense Agreement between the Company and its affiliate, Prudential Financial Derivatives, LLC ("PFD"), the employees of the Company may provide services to both companies. The services provided by the majority of these employees are principally for the benefit of PFD. The Company accrues for and pays directly certain expenses related to its business activities, such as all sales commissions payable to registered personnel; all registration and examination fees; and all legal fees. PFD advances certain other expenses of the Company, such as salaries and employee benefits of support personnel, for which the Company pays PFD a monthly management service fee. PFD, however has assumed all liabilities, whether accrued or contingent, related to the payment of such expenses advanced to the Company. Accordingly, all employee compensation and other benefits expenses are recorded on the books of PFD with exception of expenses paid directly by the Company in connection with the securities business done through the Company, which are recorded on the books of the Company. Because PFD has assumed all other liabilities, whether accrued or contingent, related to the Company's employees, all such accrued employee compensation, other benefits and related liabilities are recorded on the books of PFD.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions with unrelated parties.

3. Income Taxes

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member owner which for tax purposes is PSGI. The Parent is also an LLC and as such is disregarded for tax purposes. PSGI is included in the consolidated federal income tax return of Prudential. PSGI also files separate state income tax returns and is included in certain consolidated state income tax returns.

Pursuant to the tax allocation agreement, income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid by/to PSGI and therefore deferred taxes are not provided.

(In thousands, except where noted)

The 2005 tax benefit was settled as a distribution of capital to PSGI in accordance with the Company's tax sharing agreement.

4. Credit Risk in Client Activities

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The Receivable from brokers and clearing organizations of $2,203 includes deposits of $500 each that the Company is required to maintain with its clearing broker and National Securities Clearing Corporation.

5. Market Risk in Proprietary Trading

This is the risk of potential loss due to the fluctuation in the fair value of securities owned and securities sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer.

At December 31, 2005, the Company had net capital of $9,195, which is $9,095 in excess of the minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

7. Commitments and Contingencies

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.